Exhibit 99.1

PDMR DEALING

5 February 2021

NEW YORK and LONDON – February 5, 2021 (GLOBE NEWSWIRE) – Tiziana Life Sciences plc (NASDAQ: TLSA / LSE: TILS) ("Tiziana" or the "Company"), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, today announces the following option award in connection with the appointment of Dr Thomas Adams, Ph.D. as an executive director.

The Board, on the recommendation of the Remuneration Committee, have granted Dr Adams 3,500,000 options under the Company's share option plan. 3,000,000 of the options vest over a 4 year period in equal tranches and have an exercise price of 149 pence per share. The balance of 500,000 options vest on the attainment of clinical milestones relating to the Company's oncology programs with the same exercise price.

The notifications below, made in accordance with the requirements of the UK Market Abuse Regulation, provides further detail.

1.	Details of PDMR / person closely associated

a)	Name	Dr Thomas Adams

2.	Reason for the notification

a)	Position / status	Director, Head of Drug Development
b)	Initial notification /amendment	Initial notification

3.	Details of the issuer

a)	Name	Tiziana Life Sciences plc
b)	LEI	213800CED47HI8PIOB36

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument	Ordinary Shares of 3 pence each
b)	Identification code of the Financial Instrument	ISIN for Tiziana Life Sciences plc: GB00BKWNZY55
c)	Nature of the transaction	Grant of options
d)	Price(s) and volume(s)	Price Volume 149p 3,500,000
f)	Date of the transaction	2 February 2021
g)	Place of the transaction	XLON

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn's disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:
United Kingdom Investors:
Tiziana Life Sciences plc	+44 (0)20 7495 2379
Gabriele Cerrone, Chairman and founder
U.S. Investor Contact:
RedChip Companies, Inc.
Dave Gentry
407-491-4498
dave@redchip.com